EXHIBIT A

notice of PETITIOn TO WIND UP

Exhibit A

IN THE GRAND COURT OF THE CAYMAN ISLANDS

Financial Services DIVISION
FSD CAUSE NO. OF 2022 ( )

IN THE MATTER OF SECTION 92 OF THE COMPANIES ACT (2021 REVISION)

AND

IN THE MATTER OF GLOBAL CORD BLOOD CORPORATION

BETWEEN	Blue Ocean Structure Investment Company Limited	PETITIONER

and	Global Cord Blood Corporation	Respondent

WINDING UP PETITION

To the Grand Court

The humble petition of Blue Ocean Structure Investment Company Limited (the "Petitioner") with its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, shows that:-

The Company

1.	Global Cord Blood Corporation (the "Company") is a company registered by way of continuation in the Cayman Islands on 30 June 2009 with registration number 227732 and with its registered office situated at Conyers Trust Company (Cayman) Limited, 2nd Floor, Cricket Square, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

2.	The Company is headquartered in Hong Kong at 48F, Bank of China Tower, 1 Garden Road, Central, but carries on the business of the storage of umbilical cord blood stem cells principally in the People's Republic of China (the "PRC"). The Company was the first cord blood banking operator approved by the Ministry of Health (MOH, now recognized as National Health Commission, or NHC), in the PRC, to engage in the cord blood banking business. The Company provides cord blood storage services in Beijing Municipality, Guangdong Province and Zhejiang Province. The Company is also the largest cord blood banking operator in China.

3.	The Company was originally known as "China Cord Blood Corporation". The Company name was changed to "Global Cord Blood Corporation" on 16 March 2018 by special resolution at an Extraordinary General Meeting ("EGM") of shareholders.

4.	The Company was listed on the New York Stock Exchange ("NYSE") on 19 November 2009 and is currently listed with ticker symbol "CO". On 29 April 2022 the stock was trading at US$3.51 per share. As at the opening of the NYSE on 3 May 2022 the stock was trading at US$2.16 per share, which represents a 38% reduction in the share price between 29 April 2022 and 3 May 2022. The substantial drop in the share price started on the first trading day after the announcement of a proposed transaction by the Company, the details of which are set out below.

5.	Until 31 January 2018, the largest shareholder in the Company was Golden Meditech Holdings Limited ("GMHL"), which directly and indirectly held 78,874,106 shares constituting approximately 65.4% of the total outstanding shares (the "Shares"). On 31 January 2018, the Shares were sold to the Petitioner for RMB5,764,000,000 (the "Sale").

6.	Prior to the Sale, Mr Yuen Kam ("Mr Kam") was the Chairman and Executive Director of the Company. He is also the founder, Chairman and Chief executive Officer of GMHL. The other members of the Company's Board prior to the Sale, and who all remain on the Company's Board as of 3 May 2022 are:

6.1.	Ting Zheng ("Tina") is the Chairperson and Executive Director. She was also a director of GMHL until 24 May 2019;

6.2.	Albert Chen ("Albert") is a direct and Chief Financial Officer. He was also corporate finance Vice President at GMHL from March 2005 until an unknown date after 2017;

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

6.3.	Mark Chen ("Mark") is an independent non-executive director;

6.4.	Dr Ken Lu is an independent non-executive director;

6.5.	Jennifer Weng ("Jennifer") is an independent non-executive director and is married to Mark; and

6.6.	Jacky Cheng ("Jacky") is an independent non-executive director.

7.	In addition to the Board members listed above, the current Board of the Company is comprised of:

7.1.	Ping Xu ("Mr Xu") who was appointed as a director on 31 January 2018 to replace Mr Kam following the Sale. Mr Xu is also a director of the Petitioner.

7.2.	Jack Chow is an independent non-executive director.

8.	The directors named above at 6.1-6.5 and 7.1-7.2 are together the "Current Board".

9.	The 2021 Annual Report of the Company stated that the major shareholders (holding 5% or more of ordinary shares) and the directors and executive officers who own shares in the Company were as follows:

9.1.	The Petitioner – 65.4% (the Shares)

9.2.	Kent C. McCarthy (Jayhawk Capital Management) – 9.9% (12,000,000)

9.3.	Magnum Opus International (PTC) Limited, as trustee 5.4% (6,608,137)

9.4.	Albert – 453,605 shares

9.5.	Mark and Jennifer – 221,825

9.6.	29.1% held by four record holders in the United States.

The Cellenkos, Inc Deal

10.	On 29 April 2022 the Company made a Form 6-K filing (the "6-K") with the United States Securities and Exchange Commission (the "SEC") announcing the entry into a Material Definitive Agreement to acquire Cellenkos, Inc (the "Transaction").

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

11.	The Transaction is described in the 6-K as follows:

On April 29, 2022, Global Cord Blood Corporation (the “Company”) entered into a series of Stock Purchase Agreements, each dated April 29, 2022 (the “SPAs” and, collectively, the “SPA”), between the Company and the holders of approximately 95% of the outstanding shares of common stock (the “CLK Shares”) of Cellenkos, Inc., a Delaware corporation (“Cellenkos”) providing for the acquisition by the Company of such CLK Shares, subject to the satisfaction or waiver of customary closing conditions set forth in the SPA (including the entry of employment agreements with Dr. Simrit Parmar and Jackie Leong of Cellenkos and two to five year lockup agreements in customary form) in exchange for an aggregate of approximately 65.7 million of the Company’s ordinary shares of US$0.0001 par value per share (the “Ordinary Shares”) and units of the holding company partnership described below equivalent to an aggregate of 36,112,267 Ordinary Shares on a fully-diluted basis. Copies of the SPAs are attached hereto as exhibits 4.1 to 4.6.

In connection with the execution and delivery of the SPAs, the Company entered into Framework Agreement dated as of April29, 2022 (the “Framework Agreement”) with GM Precision Medicine (BVI) Limited (“BVI Company”). The consideration for entering into the Framework Agreement consists of approximately 12.4 million Ordinary Shares to be issued to the BVI Company and US$664 million cash consideration, with the purpose to provide the Company with the intellectual property that will be necessary to develop Cellenkos’ product candidates in the field of umbilical cord blood treatment for acute and chronic autoimmune diseases and inflammatory disorders in Asia. The consummation of the SPAs and the Framework Agreement and the formation of a holding company partnership (Cellenkos Holdings L.P., a Delaware limited partnership) regarding securities to be issued to certain holders of the CLK Shares, together are referred to as the “CLK Acquisition.”

12.	The 6-K exhibited the following documents:

12.1.	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc. and Golden Meditech (BVI) Company Limited;

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

12.2.	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc., HL succors and HL succors ZN;

12.3.	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc., and Leong Kim Chuan;

12.4.	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc., The Paul Brooke2012 Family Trust and The Paul Brooke and Kathleen McCarragher 2012 Family Trust;

12.5.	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc. and Rocelo LLC;

12.6.	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc. and Vyserion Limited;

12.7.	Framework Agreement dated as of April 29, 2022 by and between the Company and GM Precision Medicine (BVI) Limited;

12.8.	Employment Agreement dated as of April 29, 2022 by and between the Company and Dr. Simrit Parmar;

12.9.	Employment Agreement dated as of April 29, 2022by and between the Company and Leong Kim Chuan;

12.10.	Partnership Agreement to be entered into by and among Cellenkos GP Limited, a company incorporated under the laws of the British Virgin Islands, as General Partner and subsidiary of the Company and the limited partners party thereto from time to time; and

12.11.	Press Release dated April 29, 2022;

together, the "Transaction Documents".

13.	The total consideration to be paid for the Transaction is:

13.1.	114,212,267 shares in the Company (the "Equity Consideration"); and

13.2.	US$664 million in cash (the "Cash Consideration").

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

14.	As at 31 March 2021, the Company had 121,551,075 shares outstanding. Therefore the Equity Consideration for the deal is almost equivalent to the entire outstanding share capital of the Company. This will result in a substantial dilution of the existing shareholders, particularly the Petitioner, whose interest will decrease from 65.4% to 32%. The drastic dilution that would be caused by the Transaction is set out in the table below, which is taken from the PowerPoint presentation to the Board:

15.	As stated above, the price of the Company's shares on the NYSE on the day of the 6-K was US$3.51. The market value of the Equity Consideration as at that date was US$400,885,057.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

16.	According to the Company's most recent 20-F filing, the Company has free cash flow of approximately US$927 million. The Cash Consideration will therefore use up over 2/3 of the Company's free cash flow.

No Shareholder Approval or Notice of Transaction

17.	The Petitioner heard of the Transaction and of Cellenkos, Inc for the very first time from the 6-K. The Petitioner had never been informed of any proposed acquisition and no shareholder approval had been sought or obtained.

18.	The Petitioner made inquiries of Mr Xu, who is the director of the Company appointed by the Petitioner. Mr Xu was unaware of the Transaction and had not attended any meeting of the Board. However, following searches of his emails he was able to find emails related to the Transaction as follows:

18.1.	On 26 April 2022 at 7:06pm China time, the Board was first informed of the Transaction and provided with a draft PowerPoint presentation and execution versions of the Transaction Documents;

18.2.	On 27 April 2022 at 7:42pm China time, the Board was provided with:

18.2.1.	Global Cord Blood Corporation Valuation Report - This is a valuation analysis prepared by Duff & Phelps Opinions Practice (as part of Kroll Corporate Finance) and dated 27 April 2022 on GCBC. It spans 25 pages.

18.2.2.	Cellenkos Valuation Report - This is a valuation report prepared by Redwood Valuation Partners and dated 7 January 2022 with the valuation date being 30 November 2021. It spans 52 pages.

18.2.3.	Cellenkos analysis – This is an analysis of "the attractiveness of the technology developed licenced or owned by CLK." It is dated 16 December 2021 and spans 4 pages.

18.2.4.	Global Cord Blood Corporation Tax Analysis – this is a draft analysis dated April 2022 prepared by Deloitte and spans 20 pages.

18.3.	On 28 April 2022 at 12:57pm China time the Board was sent the Zoom dial in details for the Board meeting which was to be held on 29 April 2022 at 9:00am China time;

18.4.	On 28 April 2022 at 8:15pm China time, the Board were sent a fully drafted and complete set of Board minutes for the meeting that was to be held the following day, and, inter alia, resolving that the Transaction was in the best interests of the Company, plus the Press Release and a final version of the PowerPoint presentation, which was substantially different from the draft presentation and had expanded from 19 to 36 pages; and

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

18.5.	On 29 April 2022 at 12:47pm, the Board was sent published results regarding Cellenkos trials.

19.	The Transaction, which involves an almost 100% increase in outstanding shares and over 2/3 of the Company's free cash flow was therefore approved by the Board, without any shareholder knowledge, consultation or approval, within 62 hours of the Board being notified of the Transaction proposal.

Related Party Transaction

20.	As set out at paragraph 6 above, the Petitioner acquired its Shares in the Company from GMHL. GMHL is a medical device and hospital management company incorporated in the Cayman Islands but based in the PRCP. GMHL was founded in 2001 by Mr Kam and was listed on the NYSE and the Hong Kong Stock Exchange until October 2020 when it was taken private by Mr Kam.

21.	GMHL's registered address (at least immediately prior to the delisting) in Hong Kong is 48F, Bank of China Tower, 1 Garden Road, which is the same address as the Company.

22.	Prior to the take private of GMHL, Tina and Albert held shares in GMHL. As GMHL is now a private company, it is not known whether Tina and/or Albert retain a direct or indirect interest in GMHL.

23.	Prior to the Petitioner's acquisition of the Shares in the Company from GMHL, in September 2016, GMHL acquired 17.4% of the total issued common stock of Cellenkos with the option to subscribe for additional shares of common stock (which it subsequently did, bringing its interest in Cellenkos to 51%) (the "Cellenkos Acquisition"). The cash consideration for the shares was US$3.92 per share.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

24.	At the time of the Cellenkos Acquisition, Mr Kam was the Chairman and Tina was a non-executive director of GMHL. As noted above, Tina is the current Chairperson and executive director of the Company (and the person who has signed the Stock Purchase Agreements on behalf of the Company in relation to the Transaction).

25.	As part of the Cellenkos Acquisition, a BVI investment holding company called Vyserion Limited ("Vyserion") also acquired a warrant which, upon exercise resulted in Vyserion being issued with 1,250,000 shares in Cellenkos. It is not clear who owns Vyserion. The Stock Purchase Agreement entered into by the Company with Vyserion on 29 April 2022 for the acquisition of its shares (at an extremely inflated value as set out below) contains no contact details for the seller (Vyserion) in the notices clause (clause 10.1) and the agreement is signed "O NA" as director of Vyserion. It appears that the ultimate beneficial owner of Vyserion has gone to great lengths to hide their identity.

26.	Leong Kim Chuan ("Jackie") is an executive director of GMHL, having held that role since 24 May 2019. Jackie is also a director of Cellenkos. He acquired 900,000 shares in Cellenkos, which he is selling to the Company as part of the Transaction.

Transaction not in Best Interests of Company

27.	On 4 November 2021, BVCF Management Ltd ("BVCF") acquired 523,148 shares in Cellenkos, Inc for US$15 million (the "BVCF Acquisition"). The total number of shares acquired by BVCF as part of the BVCF Acquisition is based on the Stock Purchase Agreement entered into between the Company and HL Succors and HL Succors ZN that were exhibited to the 6-K. At schedule 1 of the Stock Purchase Agreement the shareholding in Cellenkos, Inc of the two entities is set out. It states that HL Succors holds 455,139 shares of Class A Common Stock in Cellenkos, Inc and HL Succors ZN holds 68,009 shares of Class A Common Stock in Cellenkos, Inc. The Stock Purchase Agreement is signed on behalf of those entities by Mr Yang Zhi as Director. Mr Yang Zhi is the founder of BVCF.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

28.	Assuming the BVCF Acquisition was an arms-length commercial transaction, the BVCF Acquisition would indicate that in November 2021, the shares of Cellenkos, Inc were valued at $28.67 per share. The table below indicates the value of each party's shares in Cellenkos together with the value of the shares in the Company that each party would receive from the Transaction:

Entity	Cellenkos Shares Held	Vaue of Cellenkos Shares	Company Share Consideration	Current Value of Consideration
HL Succors (BVCF	455,139	13,048,835.13	3,707,392	12,716,354.56
HL Succors ZN (BVCF/Yang Zhi)	68,009	1,949,818.03	553,976	1,900,137.68
Golden Meditech (BVI) Company Limited ("GM(BVI)C")	2,918,302	83,667,718.34	34,143,249	117,111,344.10
Jackie	900,000	25,803,000.00	7,331,062	25,145,542.66
Vyserion	1,250,000	35,837,500.00	19,918,429	68,320,211.47

29.	What the table illustrates is that whilst BVCF stand to receive shares in the Company that have approximately the same value as their initial investment in the BVCF Acquisition, GM (BVI)C will receive shares in the Company worth US$33,443,626 more than their interest in Cellenkos (for which it originally paid US$3.92 per share in 2016). Vyserion Limited, who invested in Cellenkos together with GM(BVI)C, stands to receive shares in the Company that are worth almost twice as much as its shares in Cellenkos (that is, an additional US$32,482,711.47 over the value of the their shares in Cellenkos).

30.	Further, the shares in the Company are liquid because the Company is publicly listed, whereas the shares in Cellenkos are not.

31.	It is a particularly unusual feature of the Transaction that the Sellers are receiving consideration at differing valuations for the same shares. For example, BVCF are receiving Company shares at a rate of 8 Company shares for every 1 Cellenkos share, whereas Vyserion is receiving close to 16 Company shares for every 1 Cellenkos share. It is not clear why the same shares would be valued differently depending on the identity of the Seller.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

32.	The Press Release exhibited to the 6-K states in relation to Cellenkos that "One of its core products, CK0802, has completed a Phase 1, Double-Blinded, Randomized, Placebo Controlled Safety and Early Efficacy Trial for the treatment of COVID-19 induced ARDS in 45 patients (www.clinicaltrials.gov NCT04468971)." Putting aside the fact that this is a phase 1 trial involving 45 patients, the trial was completed on 22 October 2021, immediately prior to the BVCF Acquisition. As such, the results of the trial should have been priced into the valuation of the shares by BVCF.

33.	In any event, the value of CK0802 should not form part of the valuation of the Cellenkos shares because the licence for CK0802 (in the event that it is ever approved and marketed) was assigned on 25 October 2021 to Golden Meditech Precision Medicine Limited ("GMPM") pursuant to a licence agreement (the "Licence Agreement"). GMPM is a Hong Kong company having its place of business at 48/F Bank of China Tower, 1 Garden Road, Central – which, as noted above, is the same address of both the Company and GMHL.

34.	According to the Framework Agreement exhibited to the 6-K, the Licence Agreement grants GMPM exclusive license of CK0802 (and preferential rights to other Cellenkos products), to develop, manufacture, distribute, market, promote, and sell licensed product in the PRC, Brunei, Cambodia, East Timor, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, Vietnam, India, South Korea, Japan, Iran, Iraq, Israel, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, Syria, Turkey, United Arab Emirates and Yemen for a period of no less than 10 years (from the first commercial sale).

35.	GMPM in turn assigned its interest in the Licence Agreement to GM Precision Medicine (BVI) Limited ("GMPM BVI"), which is a 100% wholly owned subsidiary of GMPM, on 27 April 2022. The Framework Agreement is signed on behalf of GMPM BVI by Mr Kam as director. It would therefore appear that GMPM and GMPM BVI are subsidiaries of GMHL and, as such, are wholly owned by Mr Kam.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

36.	There is no information regarding the consideration paid (if any) by either GMPM or GMPM BVI for the Licence Agreement. No copy of the Licence Agreement has been provided to Petitioner.

37.	Pursuant to the Framework Agreement, GMPM BVI intends to assign all of its rights under the Licence Agreement to the Company for the Cash Consideration of US$664 million and 12,363,636 shares of the Company.

Communication with Company

38.	On Sunday, 2 May 2022, the Petitioner's PRC international legal advisors, DLA Piper, sent a letter to the Board of the Company and to the Company's Registered Office objecting to the Transaction and raising a number of concerns regarding the conduct of the Board.

39.	Albert responded at 5.08am on Monday 2 May 2022 via email as follows:

Dear Mr. Chang,

We have received your letter and we also received your client meeting invitation.

On May 3, 11am, your client and our presentative (sic) will be meet in Beijing; and they will discuss and exchange ideas regarding the topics raised in your letter.

Warm Regards

Albert Chen

40.	The meeting referred to in the email was a meeting between the Chairman of the Petitioner's parent company and Mr Kam, notwithstanding that Mr Kam is not in any way connected with the Company.

41.	On 3 May 2022, DLA Piper sent a further letter to the Company requisitioning an EGM to vote on the Transaction together with a Notice of EGM for publication to shareholders. The Company did not respond to the request for an EGM and has not circulated the Notice to shareholders.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

GROUNDS FOR WINDING UP ON JUST AND EQUITABLE BASIS

42.	In relation to the Transaction:

42.1.	The Board failed to obtain approval from the shareholders of the Company for the Transaction notwithstanding that the Transaction constitutes a major transaction for the Company on any definition;

42.2.	The Board failed to call an EGM notwithstanding the Petitioner's request in its capacity as majority shareholder of the Company;

42.3.	The Board approved the Transaction within 62 hours of the Transaction first being disclosed to the Board and after only one Board meeting, for which the minutes were pre-drafted;

42.4.	The Board approved the Transaction without shareholder approval notwithstanding the Transaction would result in a 50% dilution of the Petitioner's interest in the Company, causing it to becoming a minority shareholder;

42.5.	The Board approved the Transaction without shareholder approval notwithstanding that it clearly involves a related party transaction given the close connection between GMHL and the Company;

42.6.	The Board approved the Transaction notwithstanding the Transaction involves the acquisition of an unproven, loss-making early stage start-up with no marketable product line for total consideration manifestly in excess of the value of the target.

43.	For the reasons set out above at 42.1. – 42.6:

43.1.	the Petitioner has justifiably lost all trust and confidence that the assets and affairs of the Company are being properly managed and mutual trust and confidence between the Petitioner and the Company has irretrievably broken down;

43.2.	The Petitioner believes that there is an urgent need to investigate the Company’s affairs and the conduct outlined above, in particular the circumstances of the Transaction and the Board's conduct in relation to the Transaction;

43.3.	The Company and the Board are acting in a matter designed to cause oppression and prejudice to the Petitioner and to all of the existing shareholders of the Company including, inter alia, by excessively diluting the shareholders' interest in the Company; and

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

43.4.	The Board has acted in breach of its fiduciary duties and the NYSE rules in approving the Transaction and failing to put the Transaction to an EGM.

Your Petitioner therefore humbly pray(s) that:-

44.	The Honourable Court grant the following alternative relief pursuant to section 95(3) of the Companies Act (2022 Revision):

44.1.	An order that the Company refrain from proceeding with the Transaction;

44.2.	An order requiring the Company to amend and restate the Memorandum and Articles of Association in the following manner:

a.	Article 86 shall be amended as follows:

(A)	Article 86(2) shall be deleted in its entirety.

(B)	All references in Article 86 to special resolutions of the Company shall be substituted with ordinary resolutions of the Company.

b.	The following Article shall be inserted:

“SHAREHOLDER PROTECTIVE PROVISIONS

170. Notwithstanding anything to the contrary in these Articles, the Company and the Board shall not take any action on the following matters except with the prior approval of the Company by ordinary resolution:

i.	amend, alter or repeal any provision of the Memorandum and Articles of the Company;

ii.	create, authorize, or issue any shares of any class (or equity securities convertible into or granting any interest in any shares of any class) representing more than 20% of the issued and outstanding shares of the Company;

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

iii.	any action or transaction (including effecting any changes to the the authorized or issued share capital of the Company) that would result in a Change of Control. For the purposes hereof, “Change of Control” shall mean the consummation of any one of the following events: (i) a sale, lease or other disposition of all or substantially all of the assets of the Company; (ii) a consolidation or merger of the Company with or into any other corporation or other entity or person, or reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Company’s outstanding voting power of the surviving entity following the consolidation, merger or reorganization, in each case on a fully diluted basis; or (iii) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which in excess of fifty percent (50%) of the Company’s then-outstanding voting power is transferred, counted on a fully diluted basis, excluding any consolidation or merger effected exclusively to change the domicile of the Company and excluding any such change of voting power resulting from bona fide equity financing event or public offering of the stock of the Company.

iv.	approve any transaction or a series of transactions involving a the Company, or its subsidiaries on the one hand, and their respective employees, officers, directors or shareholders or any affiliate or immediate family member of any of the foregoing on the other hand (except for the employment or service contracts between them),

v.	any director or the secretary of the Company be and each of them is hereby authorized to do all such acts and things and execute all documents and make all arrangements as he/she/they consider necessary or expedient to give effect to the foregoing resolutions and to attend to any necessary registration and/or filing for and on behalf of the Company.”

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

44.3.	An Order requiring the Company to convene an EGM to propose the removal of the current Board and the appointment of alternatives to be proposed by the Petitioner.

45.	In the alternative, that:

45.1.	The Company be wound up pursuant to section 92(e) of the Companies Act (2021 Revision);

45.2.	Karen Scott and Russell Homer of Chris Johnson Associates Ltd., Elizabethan Square, PO Box 2499, 80 Shedden Road, George Town, Grand Cayman KY1-1104, Cayman Islands be appointment as joint official liquidators (the "JOLs") of the Company;

45.3.	The JOLs shall not be required to give security for their appointment;

45.4.	The JOLs shall have the power to act jointly and severally in their capacity as JOLs of the Company;

45.5.	The JOLs shall have power to engage staff (whether or not as employees of the Company) to assist that person in the performance of that person’s functions;

45.6.	The JOLs be a liberty to appoint Counsel, attorneys and professional advisers, whether in the Cayman Islands or elsewhere, as they may consider necessary to advise and assist them in the performance of their duties in accordance with Companies Winding Up Rules, O. 25;

45.7.	No disposition of the property of the Company by or with the authority of the JOLs in carrying out their duties and functions and the exercise of their power under any Order granted pursuant to this Petition shall be voided by virtue of section 99 of the Companies Act (2022 Revision).

45.8.	The JOLs shall be entitled to receive remuneration for their services by reference to the time properly given by them and their staff in attending to matters arising in the winding up and the hourly rates and the amount of remuneration shall be determined in accordance with the Insolvency Practitioners' Regulations, 2018.

45.9.	The JOLs be at liberty to pay themselves (up to 80% of the JOLs' remuneration pending approval by the Court), their agents, employees, attorneys, solicitors and whomsoever else they may employ or instruct, remuneration and costs, and for the avoidance of doubt, all such payments shall be made as and when they fall due out of the assets of the Company as expenses of the liquidation.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

45.10.	The JOLs be at liberty to meet all disbursements reasonably incurred in connection with the performance of their duties and, for the avoidance of doubt, all such payments shall be made as and when they fall due out of the assets of the Company as an expense of the liquidation.

45.11.	The costs of and incidental to the Petition be paid forthwith out of the assets of the Company as an expense of the liquidation, such costs to be taxed on an indemnity basis if not agreed.

45.12.	The JOLs be at liberty to apply generally.

45.13.	Such further or other relief be granted as the Court deems appropriate (including the relief sought above).

AND your Petitioner will ever pray etc.

DATED the 3rd day of May 2022

BEDELL CRISTIN

Attorneys for the Petitioner

NOTE: This petition is intended to be served on the Company at its registered office.

This Petition was presented by Bedell Cristin whose address for service is 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.

NOTICE OF HEARING

TAKE NOTICE THAT the hearing of this petition will take place at the Law Courts, George Town, Grand Cayman, on [state the hearing date] at 10.00am.

Any correspondence or communication with the Court relating to the hearing of this petition should be addressed to the Registrar of the Financial Services Division of the Grand Court at PO Box 495, Grand Cayman, KY1-1106, telephone 345 949 4296.

THIS PETITION was FILED by BEDELL CRISTIN of 18 Forum Lane, Suite 5305, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands, Attorneys-at-law for and on behalf of the Petitioner whose address for service is that of its said Attorneys-at-law.